Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

1 February 2018

IMMUTEP LIMITED ANNOUNCES MILESTONE PAYMENT FROM

CHINESE PARTNER EOC PHARMA

SYDNEY, AUSTRALIA – Immutep Limited (ASX: IMM; NASDAQ: IMMP) announced today that it has received a milestone payment from the Company’s Chinese partner for eftilagimod alpha (IMP321), EOC Pharma, an oncology focused affiliate of Eddingpharm.

The milestone payment of US$1 million relates to the clinical development of eftilagimod alpha in China and follows the granting of EOC Pharma’s Investigational New Drug (IND) application in China, as outlined in Immutep’s December 12, 2017 Operational Update.

Immutep CEO, Marc Voigt, commented, “We are very pleased with the recent progress EOC Pharma has made in China. Given the recent regulatory reform, we are optimistic about eftilagimod’s navigation of the Chinese Food and Drug Administration’s regulatory pathway and its clinical development. We look forward to supporting our partner EOC Pharma.”

EOC’s CEO Xiaoming Zou, added, “We have been encouraged by the CFDA approval of the IND. Eftilagimod alpha showed impressive activity in a European Phase 1 clinical trial as well as in the safety run in phase of AIPAC in metastatic breast cancer, and we are confident Chinese patients will experience similar clinical benefit. We also look forward to entering a new phase of collaboration with our partner Immutep.”

In May 2013, Immutep and Eddingpharm entered into a licensing agreement whereby Immutep granted Eddingpharm exclusive development rights for eftilagimod in China, including Hong Kong, Macau, and Taiwan. In January 2015, the license was transferred from Eddingpharm to EOC Pharma upon the consent of Immutep. In exchange for these rights, EOC Pharma agreed to pay for the manufacturing of certain drug supply for Immutep and will be required to make milestone payments to Immutep if eftilagimod achieves specified development milestones. EOC Pharma will also pay Immutep a royalty on net sales of eftilagimod in China, if approved.

About EOC

EOC is a fast-growing, Shanghai-based biopharmaceutical company that is focused on the in-licensing of innovative global oncology products, and developing, manufacturing and commercializing them for the China market. EOC is building a fully integrated manufacturing, development and commercialization platform, and has a pipeline of six novel products from global biopharmaceutical partners that are potentially first- and best-in-class. EOC is a spin-off of the oncology division of Eddingpharm, a leading specialty pharmaceutical company in China that dedicates to in-licensing, marketing and commercializing branded drugs from global pharmaceutical companies.

About Immutep

Immutep (formerly named Prima BioMed Ltd) is a globally active biotechnology company developing novel immunotherapy treatments for cancer and autoimmune disease. The

Company is the global leader in the understanding and development of therapies that modulate Lymphocyte Activation Gene-3 (“LAG-3”), a cell surface molecule which plays a vital role in regulating T cells and was discovered by the Company’s Chief Scientific and Medical Officer, Dr. Frederic Triebel. Immutep’s objective is to harness and strengthen the power of patients’ immune systems through therapeutic intervention for the benefit of patients’ health. Immutep’s current lead product is eftilagimod alpha, a first-in-class soluble LAG-3Ig fusion protein that is also an antigen presenting cell (“APC”) activator currently being investigated in clinical trials as a treatment (in combination with chemotherapy or immune therapy) for breast cancer and melanoma. A number of additional LAG-3 products, including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners. Immutep is listed on the Australian Stock Exchange (IMM), and on the NASDAQ (IMMP) in the U.S.

For further information please contact:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep

+1 (917) 860-9404; jay.campbell@immutep.com

Matthew Beck, The Trout Group LLC +1 (646) 378-2933; mbeck@troutgroup.com

Australian Investors/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS +61 (2) 8234 0100;

mgregorowski@citadelmagnus.com

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